MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

Liquidity

        Registrant receives $13,953 in contract payments every month from the sale of Tanglefoot Apartments. Registrant has very little liquidity because most of this contract payment is used to make registrant's contract payment on the apartments t o Mr. John Leefers of Cedar Rapids, Iowa.

        Approximately $1,411 of cash is received each month for payment of principal and interest on Real Estate Contracts Receivable.


Capital Resources

        Capital resources have stayed about the same for the past years since the principal asset of the registrant has been a 60 unit apartment complex, now sold on contract. The apartments were sold on contract to a good buyer who is maintaining o r increasing their value through improvements. The contract allows for registrant to borrow money on the asset, if necessary.

Results of Operations

        The income from operations for the year ended September 30, 1996 increased $1,735 compared to the year ended September 30, 1995.

        Operating income decreased $4,532. This was primarily due to a decrease in interest income. Interest income on Sale of Tanglefoot Apartment Contract decreased due to a decrease in contract balance.

        Interest income will continue to decrease in the future.

        Operating expenses decreased $6,267. The decrease resulted from the following:

        Interest expense decreased $4,029 due to the reduction of the mortgage balance. Interest expense will continue to decrease in the future.

        Other operating expenses decreased $7,869 due to further reductions of office expenses.

        Legal fees increased $4,826 due to prior years legal services for which a bill was not received until this year.